FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 29th and 30th Series of Unsecured Straight Bonds

2.	Nomura Announces Revision of Earnings Forecast at Consolidated Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 12, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

Nomura Issues 29th and 30th Series of Unsecured Straight Bonds

Tokyo, April 12, 2012—Nomura Holdings, Inc. today announced that it has determined the terms of its 29th and 30th series of unsecured straight bonds in the total principal amount of 50 billion yen to be issued to institutional investors in Japan. Terms of the issues are as outlined below.

29th Series of Nomura Holdings, Inc. Straight Bonds

1.	Amount of Issue	29.5 billion yen
2.	Denomination of each Bond	100 million yen
3.	Issue Price	100 yen per face value of 100 yen
4.	Interest Rate	0.857% per annum
5.	Offering Period	April 12, 2012
6.	Payment Date	April 18, 2012
7.	Interest Payment Dates	April 18 and October 18 each year
8.	Maturity Date	April 17, 2015
9.	Redemption Price	100% of the principal amount
10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.
11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.
12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.
13.	Fiscal Agent	Mizuho Corporate Bank, Ltd.
14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 29th and 30th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

30th Series of Nomura Holdings, Inc. Straight Bonds

1.	Amount of Issue	20.5 billion yen
2.	Denomination of each Bond	100 million yen
3.	Issue Price	100 yen per face value of 100 yen
4.	Interest Rate	1.053% per annum
5.	Offering Period	April 12, 2012
6.	Payment Date	April 18, 2012
7.	Interest Payment Dates	April 18 and October 18 each year
8.	Maturity Date	April 18, 2017
9.	Redemption Price	100% of the principal amount
10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.
11.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.
12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.
13.	Fiscal Agent	Mizuho Corporate Bank, Ltd.
14.	Rating	The Bonds have been given a rating of “A+” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 29th and 30th series of unsecured straight bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Nomura Announces Revision of Earnings Forecast

at Consolidated Subsidiary

Tokyo, April 12, 2012—Nomura Holdings, Inc. today announced that Megalos Co., Ltd. (code number: 2165, JASDAQ), a consolidated subsidiary of Nomura Holdings, has revised its earnings forecast announced on October 26, 2011, for the fiscal year ended March 31, 2012.

Megalos Revised Earnings Forecast for Year Ended March 31, 2012	(millions of yen)

	Revenue	Operating income	Ordinary income	Net income	Net income per share (yen)
Previous forecast (A)	13,950	400	180	50	13.05
Revised forecast (B)	13,927	396	212	(487)	(127.16)
Increase (decrease) (B-A)	(23)	(4)	32	(537)
Percentage change (%)	(0.2)	(1.0)	17.8	—
(Reference) Results for fiscal year ended March 31, 2011	13,927	467	322	72	18.90

Reasons for Revision

During the fiscal year ended March 31, 2012, Megalos reviewed its allocation of human resources and its business activities, actively streamlining its branch operations. At the same time, the company opened two new branches as planned, one in Tokyo in September 2011 and one in Yokohama in December 2011.

As a result, revised full year forecasts for revenue of 13.927 billion yen (a decline of 23 million yen from the previous forecast), operating income of 396 million yen (a decline of 4 million yen from the previous forecast), and ordinary income of 212 million yen (an increase of 32 million yen from the previous forecast) are expected to remain roughly unchanged from the previous forecast.

However, Megalos has booked an impairment charge of 896 million yen as an extraordinary loss to reflect a writedown of the book value of invested funds to their recoverable amount at certain branches that have continued to post operating losses due to increased competition and a deterioration in the economic environment. As a result, Megalos expects net income to be 537 million yen lower than the previous forecast.

The dividend forecast of 5 yen per share announced by Megalos on April 27, 2011 remains unchanged.

Note:	The above forecasts are based on information obtained by Megalos and certain assumptions deemed to be reasonable at the time of this announcement. Actual results may differ from these forecasts due to various factors.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.